June 6, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Jennifer Monick
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           Response dated May 14, 2024
           File No. 001-13357
Ladies and Gentlemen:
Royal Gold, Inc. (the “Company”) confirms receipt of your letter dated May 22, 2024 (the “Second Comment Letter”) with respect to the above-referenced Form 10-K, Form 10-K/A and initial response.
The Company continues to compile its response and respectfully requests an extension until Friday, June 14, 2024 to submit its response to the Second Comment Letter.
In the meantime, if you have any questions, please do not hesitate to contact the undersigned by telephone at (303) 573-1660, or Paul Hilton of Hogan Lovells US LLP by telephone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer
cc:        Paul Hilton, Hogan Lovells US LLP